# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ChampionsGate Acquisition Corporation, CIK 0002024460
CUSIP: G2124S108
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 419 Webster Street, Monterey, California (CA), 93940
Date of event which requires filing of this statement: 05/27/2025
Filed by CIK 0002041281
Persons authorized to receive notices and communications: Sunny Kah Wei Tan, ST Sponsor Investment LLC Manager, 419 Webster Street, Monterey, California (CA), 93940, (831)-204-7337

## Reporting persons
- ST Sponsor Investment LLC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 2,180,161; shared voting power 0; sole dispositive power 2,180,161; shared dispositive power 0; aggregate amount beneficially owned 2,180,161 (21.8% of the class)
  Comment: (1) Including (i) 1,150,161 Class B Ordinary Shares of the Issuer, par value $0.0001 (the "Class B Ordinary Shares") and 800,000 Class A Ordinary Shares of the Issuer, par value $0.0001 (the "Class A Ordinary Shares," together with the Class B Ordinary Shares, the "Ordinary Shares) acquired by ST Sponsor Investment LLC (the "Sponsor HoldCo") prior to the IPO of the Issuer, including up to 283,064 Class B Ordinary Shares subject to forfeiture to the extent that the over-allotment option by the underwriters is not exercised in full or in part, and (ii) up to 230,000 Class A Ordinary Shares underlying the private units ("Private Units") acquired by the Sponsor HoldCo in a private placement simultaneously with the consummation of the IPO. Each Private Unit consists of one ordinary share and one right. Class B Ordinary Shares will automatically convert into Class A Ordinary Shares on one-for-one basis upon the consummation of an initial business combination
  
  (2) The Sponsor HoldCo is the record holder of the shares reported herein. ST Sponsor Limited (the "Sponsor") is the only member of the Sponsor HoldCo. The Sponsor is controlled by Mr. Sunny Tan Kah Wei, who is the sole director and shareholder of the sponsor. Mr. Tan also exercises management and control over the Sponsor HoldCo as its manager. As such, Mr. Tan is deemed to hold voting and dispositive control over the securities held directly by the Sponsor HoldCo.
- ST Sponsor Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 2,180,161; shared voting power 0; sole dispositive power 2,180,161; shared dispositive power 0; aggregate amount beneficially owned 2,180,161 (21.8% of the class)
  Comment: (3) The Sponsor is the only member of the Sponsor HoldCo, which is the record holder of the shares reported herein.
- Sunny Tan Kah Wei (CIK 0002041281): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); member of a group; source of funds: other (OO); sole voting power 2,180,161; shared voting power 0; sole dispositive power 2,180,161; shared dispositive power 0; aggregate amount beneficially owned 2,180,161 (21.8% of the class)
  Comment: (4) Mr. Sunny Tan Kah Wei is the sole director and sole shareholder of the Sponsor. The Sponsor is the only member of the Sponsor HoldCo, which is the record holder of the shares reported herein. As such, Mr. Tan is deemed to hold voting and dispositive control over the securities held directly by the Sponsor HoldCo.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: ChampionsGate Acquisition Corporation
Address of issuer's principal executive offices: 419 Webster Street, Monterey, California (CA), 93940

## Item 2. Identity and Background
Name of person filing: This statement is filed by ST Sponsor Investment LLC, a Cayman Islands limited liability company (the "Sponsor HoldCo"), ST Sponsor Limited, a Cayman Islands exempt company (the "Sponsor"), and Mr. Sunny Tan Kah Wei ("Mr. Tan", together with the Sponsor HoldCo and the Sponsor, the "Reporting Persons"). The Reporting Persons are the holders of record of approximately 21.8% of the Issuer's outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of May 29, 2025.
Residence or business address: The principal business address of the Reporting Persons is c/o ChampionsGate Acquisition Corporation, 419 Webster Street, Monterey, CA 93940.
Present principal occupation or employment: The Sponsor, through Sponsor HoldCo, is the sponsor of the Issuer's initial public offering and primarily involved in investment. Mr. Tan is the sole director and sole shareholder of the Sponsor.
Criminal convictions in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.
Citizenship: The Sponsor HoldCo is a Cayman Islands limited liability company. The Sponsor is a Cayman Islands exempt company. Mr. Tan is a Malaysian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 18, 2024, the Sponsor acquired 2,156,250 Class B Ordinary Shares for an aggregate purchase price of $25,000.

On June 27, 2024, the Sponsor acquired 4,521,469 Class B Ordinary Shares for an aggregate purchase price of $452.12.

On May 15, 2024, the Sponsor transferred160,000 Class B Ordinary Shares to certain directors of the Issuer at its original purchase price pursuant to a securities transfer agreement among the Sponsor, the Issuer and certain directors of the Issuer.

On February 25, 2025, the Sponsor transferred all the Class B Ordinary Shares it held to the Sponsor HoldCo as capital contribution, in exchange for the issuance of 100 membership interests to the Sponsor and for the admission of the Sponsor as the sole member of the Sponsor HoldCo.

On April 30, 2025, the Sponsor HoldCo agreed to surrender 4,507,258 Class B Ordinary Shares it held, as a result of which the Sponsor HoldCo owned 2,010,161 Class B Ordinary Shares prior to the initial public offering of the Issuer.

On May 21, 2025, the Sponsor HoldCo converted 800,000 Class B Ordinary Shares into 800,000 Class A Ordinary Shares.

On May 29, 2025, in connection with the initial public offering of the Issuer, the Sponsor Hold Co transferred 60,000 Class B Ordinary Shares to certain directors of the Issuer pursuant to a securities transfer agreement among the Sponsor, the Issuer and certain directors of the Issuer.

On May 29, 2025, simultaneously with the initial public offering of the Issuer, the Sponsor acquired 230,000 units at $10.00 per unit, each unit consisting of one Class A Ordinary Share and one right. Each right entitles the holder to acquire one-eighth of one Class A Ordinary Share at the completion of an initial business combination of the Issuer.

Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional Ordinary Shares or engage in discussions with the Issuer concerning future acquisitions of its shares. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Issuer or otherwise.

Except as set forth in this Item 4, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

The Reporting Persons may, at any time and from time to time, formulates other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 9,987,286 Ordinary Shares outstanding as of May [29], 2025. The Reporting Persons beneficially own 2,180,161 Ordinary Shares, representing approximately 21.8% issued and outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses to Items 7 - 13 of the cover pages of this Schedule 13D are incorporated herein by reference. The beneficial ownership of the Reporting Persons is 2,180,161 Ordinary Shares, representing approximately 21.8% issued and outstanding Ordinary Shares.
Transactions in the class effected during the past sixty days: Other than the disposition of the shares as reported in this Schedule 13D, no actions in the ordinary shares were effected during the past sixty (60) days by the Reporting Persons.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 4 of this Schedule 13D are hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
7.1 Joint Filing Agreement, dated June 4, 2025.
10.1 Subscription Agreement by and among the Issuer and the Sponsor, dated as of April 18, 2024 https://www.sec.gov/Archives/edgar/data/2024460/000121390024106866/ea020807904ex10-5_champions.htm
10.3 Securities Transfer Agreement by and among the Registrant, the Sponsor, the CEO and the CFO, dated as of May 15, 2024. https://www.sec.gov/Archives/edgar/data/2024460/000121390024106866/ea020807904ex10-9_champions.htm
10.4 Membership Interest Subscription Agreement by and between the Sponsor and Sponsor HoldCo, dated as of February 25, 2025
10.5 Subscription Agreement for the Private Units by and between the Issuer and the Sponsor HoldCo, dated as of May 27, 2025

## Signatures
- ST Sponsor Investment LLC: /s/ Sunny Tan Kah Wei, Sunny Tan Kah Wei/Manager (06/04/2025)
- ST Sponsor Limited: /s/ Sunny Tan Kah Wei, Sunny Tan Kah Wei/Director (06/04/2025)
- Sunny Tan Kah Wei: /s/ Sunny Tan Kah Wei, Sunny Tan Kah Wei (06/04/2025)